UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 13 April 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony's guidance for March 2011 quarter

Johannesburg. Wednesday, 13 April 2011. Harmony Gold Mining Company Limited ("Harmony") announces gold production for the March 2011 quarter is likely to be 2% lower than the previous quarter mainly due the impact of the Christmas break.

Cash operating costs remained steady and capital expenditure was contained during the quarter.

In March 2011 the South African Revenue Services conceded that one of Harmony's subsidiaries is entitled to claim certain capital allowances in terms of the Income Tax Act 58 of 1962. This allowance resulted in the reduction of the net deferred tax liability and a credit of approximately R330 million on the deferred tax line in the income statement, which will have a positive effect on Harmony's headline earnings per share.

Chief Executive Officer, Graham Briggs, commented that: "We remain focused on delivering on our long term strategy of generating earnings to fund growth and dividends. We have invested capital to build and commission some of the best South African gold mining assets, thus significantly enhancing the production profile. We will continue with our various initiatives to ensure we are producing profitable ounces in the safest possible environment."

Harmony's results for the quarter ended March 2011 will be released on Thursday, 5 May 2011. Details of the results presentation are available on the company's website, www.harmony.co.za.

Issued by Harmony Gold Mining Company Limited

13 April 2011

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 11 411 2314
+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director